Exhibit 99.1

News Release

For Immediate Release

Stantec adds Toronto’s Murphy Hilgers Architects and acquires the assets of Victoria’s Moore Paterson Architects

EDMONTON AB (November 26, 2007) TSX:STN; NYSE:SXC

Two architecture firms have joined Stantec Architecture Ltd adding depth to the Company’s national and international practice. Stantec Architecture has acquired Toronto’s Murphy Hilgers Architects Inc., a 55-person firm specializing in healthcare, justice, and retail/commercial facilities and has purchased the assets of Moore Paterson Architects Inc., a 17-person firm in Victoria.

“We’re very proud of the evolution and maturing of our architecture practice over the past five years,” says Tony Franceschini, Stantec President & CEO. “The addition of Murphy Hilgers adds further depth to our healthcare design expertise to strengthen our position as a leading North American practice and when combined with our existing practice in Toronto will create one of the largest architecture firms in the city at over 100 staff.

"Moore Paterson gives Stantec one of the strongest architecture groups in Victoria and on Vancouver Island,” adds Franceschini. “In combination with our Vancouver and Kamloops offices, the expertise of the new staff will enable us to offer an exceptional range of expertise and talent to clients in British Columbia and beyond."

Murphy Hilgers Architects excels in the planning, design, and delivery of complex building projects such as large scale acute care, mental health, and cancer treatment facilities as well as justice related facilities. Stantec and Murphy Hilgers have a history of successful collaboration and since 1997, the firms have worked together on several major health care projects across Ontario.

“We have worked side by side with Stantec on many projects and joining the firm is a natural fit for Murphy Hilgers,” says Colm Murphy, Murphy Hilgers co-founder and Principal. “Our team will now have access to the technological and human resources that Stantec has to better serve all our clients.”

Moore Paterson Architects, one of Vancouver Island’s largest architecture firms, provides architectural, planning and project management services to Vancouver Island and the Lower Mainland. The firm is probably best known for its design of the Grand Pacific Hotel, the Oak Bay Recreation Centre, and the Victoria International Airport.

“We’re excited about the prospect of joining Stantec and believe that this will offer many benefits to our staff,” adds Thomas Moore, Principal, Moore Paterson Architects. “Our team will gain opportunities to grow their experience by working on different projects in cities across North America.”

With these staff additions Stantec Architecture grows to over 750 staff.

Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through over 7,500 employees operating out of more than 100 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC. Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Media Relations Stantec Tel: 780-917-7441	Investor Contact Simon Stelfox Investor Relations Stantec Tel: 780-917-7288	One Team. Infinite Solutions.